Mail Stop 4561

December 24, 2009

Joe Kin Foon Tai
President, Chief Executive Officer and Director
ChineseWorldNet.com Inc.
Appleby Spurling Hunter
Clifton House
P.O. Box 1350GT
Grand Cayman, Cayman Islands

   Re: ChineseWorldNet.com
     Form 20-F For the Fiscal Year Ended December 31, 2008
     Form 20-F/A For the Fiscal Year Ended December 31, 2008
     File No. 000-33051

Dear Mr. Tai:

   We have reviewed your response letter dated December 4, 2009 and the Form 10-K/A filed on December 11, 2009 and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 3, 2009.

Form 20-F/A For the Fiscal Year Ended December 31, 2008

Certifications under Exchange Act Rules 13a-14(a) and 15d-14(a)

1. Your response and amendment do not address prior comment 5. In this regard, the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individual. Please confirm that in future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * * * * *

Joe Kin Foon Tai
ChineseWorldNet.com Inc.
December 24, 2009
Page 2

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief